UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Murcada Health, LLC

Legal status of issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Minnesota

    Date of organization:

    July 29, 2014

Physical address of issuer:

3600 Zenith Ave S, Minneapolis, Minnesota 55410

Website of issuer:

https://eff-bomb.com/

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Non-Voting Membership Units

Target number of securities to be offered:
345

Price (or method for determining price):
$145

Target offering amount:
$50,025

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$600,300

Deadline to reach the target offering amount:
December 31, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	106,854	59,751
Cash & Cash Equivalents	1,207	851
Accounts Receivable:	3,486	0
Short-term Debt:	245,741	187,141
Long-term Debt:	0	0
Revenues/Sales	20,483	15,135
Cost of Goods Sold:	53,184	62,204
Taxes Paid:	0	61
Net Income:	(90,856)	(102,221)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the nutraceutical industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the nutraceutical industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the nutraceutical industry;
- growth of, and risks inherent in, the nutraceutical industry in USA;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Murcada Health, LLC shall include any joint venture in which Murcada Health, LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Murcada Health, LLC.

"Company " means Murcada Health, LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Murcada Health, LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Non-Voting Membership Units of Murcada Health, LLC.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:

Murcada Health, LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Kevin Murphy	**Dates of Board Service:** June 2014

Principal Occupation:
Founder & CEO of Murcada Health

Kevin Murphy is an experienced entrepreneur whose latest venture, EFFBOMB, innovatively integrates wellness into daily routines with a multivitamin tablet that dissolves in coffee. With a background that spans from running a door-to-door cutlery business in college to developing international sales strategies in Asia, Kevin has a proven track record in manufacturing and sales. His entrepreneurial journey includes founding International Trading Post, LLC to connect U.S. wholesalers with Asian manufacturers, and leading sales for NuAire and LabAire, where he expanded distribution channels across multiple continents. Kevin's passion for creating products that simplify and enhance life is evident in EFFBOMB, his first consumer packaged goods product, designed to make daily health supplementation convenient and enjoyable.

Business Experience:

Experience



Principal Owner of Murcada Health | Makers of EFFBOMB
EFFBOMB
Jun 2014 - Present · 10 yrs
Greater Minneapolis-St. Paul Area

EFFBOMB, the flagship product of Murcada Health, is the original multivitamin for your coffee. It packs 20 essential vitamins and minerals into a single effervescent tablet that complements and dissolve in your morning cup of coffee.



National Sales Manager
Labaire Systems
Jul 2015 - Sep 2021 · 6 yrs 3 mos
Minneapolis, MN

• Leveraged industry network to support sales efforts
• Managed distributor and sales teams
• Developed product lines and sales networks



International Sales Manager
NuAire
Jun 2004 - Jul 2015 · 11 yrs 2 mos

• Oversaw the Asia, Middle East, and Africa sales territories
• Managed distributor network
• In-lab Technical Sales
• Led product training sessions



Principal Owner
International Trading Post, LLC
Mar 2001 - Mar 2004 · 3 yrs 1 mo

• Launched and managed growth of the company along with partner
• Facilitated relationships between U.S. retailers and manufacturers in China
• Supported business growth of U.S. companies



Sales Manager
PacificnetVentures.com
Jul 1999 - Feb 2001 · 1 yr 8 mos

• Identified potential customers
• Cultivated sales relationships
• Served as a liaison for U.S. companies looking for manufacturing partners in China

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Please refer to Question 4 above.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Kevin Murphy	17,200 Voting Membership Units	86%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,025**	**$600,300**
Less: Offering Expenses		
Portal Fee	$2,501	$30,015
Net Proceeds	**$47,524**	**$570,285**
Marketing	$10,000	$80,000
Product Development	$20,000	$240,000
Inventory / Supply Chain	$11,500	$180,000
Legal and Admin Fees	$2,500	$30,000
Operational Costs	$3,524	$40,285

Use of Proceeds:

Marketing: These funds are allocated to promote the product and brand. Marketing can include various strategies such as digital advertising, public relations campaigns, social media marketing, and event sponsorships to increase brand awareness and drive sales.

Product Development: This allocation goes towards research and development of new products or enhancements to existing products. For EFFBOMB, this might include formulation refinements, taste tests, and development of additional flavors or product formats.

Inventory / Supply Chain: These funds are used to manage inventory levels and optimize the supply chain. This could involve purchasing raw materials in bulk, securing storage facilities, or improving logistics for more efficient distribution.

Legal and Admin Fees: This budget covers legal expenses, which may include costs for patents, compliance with regulations, or other legal advice. Administrative fees typically cover daily administrative tasks, office supplies, and other overheads.

Operational Costs: This includes costs related to the day-to-day operations of the business. This could encompass salaries for staff, rent for office space, utilities, and other operational expenses necessary to maintain business functions.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

---

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close
If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	$50,025 USD
Maximum Target	$600,300 USD
Pre-money Valuation	$2,900,000 USD
Equity Offered	1.7% - 17.15%
Securities Type	Non-Voting Membership Units
Regulation	Regulation CF
Closing Date	31 Dec 2024

Unit Price $145.00

Units Offered
345 - 4,140

Units Issued After Offering
20,345 - 24,140

14. Do the securities offered have voting rights?
No

15. Are there any limitations on any voting or other rights identified above?
No

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Voting Membership Units	N/A	17,200	YES	NO
Non-Voting Membership Units	N/A	2,800	NO	NO

Voting Membership Units and Non-Voting Membership Units have the same percentage of economic interest in the Company, except that the Voting Membership Units have voting rights while the Non-Voting Membership Units have no voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. No Voting Rights

Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. No anti-dilution rights

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Non-Voting Membership Units, have no voting rights over the affairs of the company.

Furthermore, Purchasers in this offering may possess rights that are subordinate to those of other investors, and their impact on the corporate decisions of the Company will be limited. Additionally, Purchasers may have limited ability to exert influence on decisions made by the principal shareholders, particularly if such decisions are at odds with the preferences of the Investors or have a negative impact on the value of the Purchasers' securities in the Company. The Purchasers generally do not control day-to-day business decisions or management of the issuer, and their interests may conflict with those of the principal shareholders. Importantly, there is no guarantee that the company will develop in a way that is advantageous to the Purchasers.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied

upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation Overview

The current valuation of Murcada Health is set at **$2.9 million**. This valuation is primarily based on discretionary assumptions made by the board of directors, and it does not involve an independent valuation of the Membership Units. It is important for potential investors to understand that the Membership Units may have a value significantly less than the offering price. Moreover, there is no guarantee that the Units will ever attain a value equal to or greater than the offering price.

As a result of the valuation, the issued total number of shares is 20,000, thereby setting the **Non-voting Membership Unit* Price at $145**.

**Voting Membership Units and Non-Voting Membership Units have the same percentage of economic interest in the Company, except that the Voting Membership Units have voting rights while the Non-Voting Membership Units have no voting rights.*

Valuation Justification Using Ritual Brand as a Comparative Example

1. Company Overview and Market Position

Ritual Overview:

- Founded in 2016, Ritual is a health brand offering daily multivitamins tailored to different life stages and needs, such as for women, men, prenatal, and kids.
- Known for its emphasis on clean, traceable ingredients, Ritual is renowned for its transparency in sourcing and formulation.

2. Market Analysis

Market Size and Growth:

- The global market for dietary supplements is projected to grow significantly, underscored by a strong demand for personalized nutrition solutions.
- Ritual operates in a premium segment, emphasizing high-quality, science-backed products.

3. Consumer Trends and Behavior

Target Demographics:

- Primarily targets health-conscious consumers, especially millennials and women who value transparency and sustainability.
- There is a growing interest in prenatal and children's supplements, which aligns with family-oriented products.

Health and Wellness Trends:

- Increasing consumer demand for clean label products and traceable ingredients.
- Heightened awareness of preventive health measures post-pandemic.

4. Product Evaluation

Product Differentiation:
- Ritual's multivitamins feature a unique, delayed-release capsule design for better absorption.
- The brand's "Made Traceable" promise details the source and purpose of each ingredient.

Quality and Efficacy:
- Products are backed by clinical studies and rigorous testing.
- Products are Non-GMO, vegan-friendly, gluten-free, and free from artificial colorants and fillers.

5. Business Model and Financials

Revenue Streams:
- Subscription-based model ensuring recurring revenue.
- While individual product purchases are available, the focus is on subscriptions for consistent customer engagement.

Customer Acquisition and Retention:
- Strong online presence and effective use of digital marketing to drive brand awareness and consumer trust.

Financial Health:
- Ritual has secured significant funding, including a $25M Series B in 2019.

6. Marketing and Distribution

Marketing Strategy:
- Heavy focus on content marketing, educating consumers on health and nutrition.
- Utilizes influencer marketing and strategic collaborations.

Sales Channels:
- Primarily sold through their website and recent expansions into retail partnerships, e.g., Target.

7. Management Team
- Founded by Katerina Schneider, supported by a leadership team experienced in marketing, e-commerce, and scientific research.
- Advisory board includes experts in nutrition, medicine, and consumer goods.

8. Regulatory and Compliance

Regulatory Landscape:
- Fully compliant with FDA regulations and adheres to Good Manufacturing Practices standards.
- Emphasizes third-party testing and certification.

Risk Management:
■ Strong focus on ingredient traceability and transparency minimizes risks related to recalls or adverse events.

Conclusion

The comparative analysis with Ritual highlights the potential and positioning of Murcada Health in a similar market. While the valuation methodologies may evolve in future corporate actions, the initial assumptions are rooted in current market dynamics and internal strategic evaluations. Future valuation methods could include market comparisons, financial performance metrics, and potential third-party assessments during significant corporate actions such as mergers, acquisitions, or public offerings.

Methods for how the securities may be valued by the issuer in the future:

When considering how the securities of Murcada Health may be valued by the issuer in the future, several methodologies can be applied. These valuation methods will be particularly relevant during subsequent corporate actions such as further rounds of financing, mergers, acquisitions, or potential public offerings:

1. Market Comparables
This method involves comparing Murcada Health with similar companies in the industry that are publicly traded or have recent funding rounds. Key financial metrics such as price-to-earnings (P/E) ratio, price-to-sales (P/S) ratio, and enterprise value-to-EBITDA (EV/EBITDA) are analyzed. This approach helps in understanding how the market values similar companies and applying these valuation multiples to Murcada Health's financials.

2. Discounted Cash Flow (DCF) Analysis
DCF is a fundamental valuation method used to estimate the value of an investment based on its expected future cash flows. This method involves projecting the company's free cash flows into the future and then discounting them back to the present using a discount rate, which reflects the riskiness of those cash flows. This method is particularly useful for assessing the intrinsic value of the company based on its ability to generate cash.

3. Cost Approach
The cost approach can be used particularly in a scenario where the company is not expected to continue as a going concern or in the valuation of certain assets. This method calculates the cost to recreate the business or its assets from scratch considering the current costs of setup and development, which can provide a baseline value.

4. Venture Capital Method
Used commonly in early-stage startups, this method involves estimating the terminal value of the company (expected exit value at the time of sale or IPO) and discounting it back to the present at a rate that reflects the high risk of the venture. It is suitable for companies that have high growth potential but not yet stable cash flows.

5. Earnings Multiplier

This method adjusts the P/E ratio to the scale of a private company and its specific risk profile. It applies an adjusted multiplier to the company's current or projected earnings. This approach can be straightforward and effective for businesses with stable and predictable earnings.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Non-Voting Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. Additional Issuances of Securities

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer

Although as Non-Voting Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

The issuer has a line of credit with an interest rate of 8.25%, totaling $242,941 as of December 31, 2023. The line of credit is revolving with no maturity term.

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   a. **any director or officer of the issuer;**

   b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

   c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

   d. **any immediate family member of any of the foregoing persons.**

N/A

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Murcada Health, LLC, operating as EFFBOMB, has been operational since 2014. The company, founded by Kevin Murphy, is positioned in the dietary supplement market with its flagship product, EFFBOMB, a multivitamin tablet that uniquely dissolves in coffee.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation in 2023
In 2023, Murcada Health, LLC experienced some key financial changes in its operations compared to the previous year. The company saw a significant increase in sales, totaling $20,483 for the year, up from $15,135 in 2022.

Despite the increase in sales, the cost of goods sold (COGS) also rose to $53,184 in 2023 from $62,204 the previous year. However, the gross loss decreased to $(32,701) in 2023 from $(47,069) in 2022, indicating a reduction in losses even with higher COGS.

Operating expenses for the year totaled $36,685, a decrease from $48,402 in 2022. This reduction was largely due to significant cuts in research and development expenses, which dropped from $28,695 in 2022 to $14,695 in 2023. Other notable expenses included car and truck expenses at $4,886 and shipping and postage costs at $4,875. Advertising expenses saw an increase to $1,812 from $927 in 2022, suggesting a strategic push to boost sales through marketing efforts.

However, the operating loss still widened to $(69,386) in 2023 from $(95,471) in 2022, despite the decrease in total operating expenses. This was further compounded by other financial burdens such as interest expenses, which significantly increased to $21,470 in 2023 from $6,750 in 2022.

Ultimately, the net loss for the year was $(90,856), showing an improvement from the net loss of $(102,221) in 2022. While the company is still operating at a loss, the magnitude of the loss has decreased compared to the previous year, reflecting some positive outcomes from strategic adjustments in operations and expense management.

Cash flows

In 2023, Murcada Health, LLC's financial activities were detailed across three main areas: operating, investing, and financing activities, providing a clear view of the company's cash flow dynamics for the year.

Operating Activities

The company reported a net loss of $90,856 in 2023, showing improvement from a net loss of $102,221 in 2022. Despite this reduction in net loss, operational cash flows experienced increased strain:

- Net cash used by operating activities escalated to $134,803 in 2023 from $98,441 in 2022.
- There was an increase in accounts receivable by $3,486, reflecting delayed customer payments or an increase in credit sales.
- A significant increase in notes receivable by $43,261, reflecting extended credit terms to customers or other parties.
- The increase in trades and other payables by $2,800 indicates better management of payables or new accrued expenses.

Investing Activities

Murcada Health, LLC did not engage in any investing activities in 2023, as there were no transactions involving property and equipment. This indicates a continuation of the company's strategy to conserve cash amidst its operational challenges.

Financing Activities

Financing activities provided a net inflow, offering a crucial financial lifeline against the cash outflows from operating activities:

- Net proceeds from loans amounted to $55,800, down from $187,141 in 2022, indicating either reduced borrowing or repayment of existing debts.
- Net proceeds from capital contributions were positive at $79,359, contrasting with the net distribution of $88,109 in 2022, demonstrating increased equity investments from investors to support operational needs.

Cash and Cash Equivalents
- The net increase in cash and cash equivalents stood at $356 for the year 2023, compared to an increase of $591 in 2022. This reflects the net effect of the company's financial activities throughout the year.
- Cash and cash equivalents at the end of the year increased to $1,207, up from $851 at the beginning of the year.

Liquidity and Capital Resources

In 2023, Murcada Health, LLC experienced significant changes in its financial position as detailed in its liquidity and capital resources. The analysis below outlines these changes by comparing the current year's figures with those from 2022.

Assets

Current Assets:

- Cash and Cash Equivalents: There was an increase in cash and cash equivalents, rising from $851 in 2022 to $1,207 in 2023.
- Accounts Receivable: Accounts receivable introduced in 2023 amounted to $3,486, indicating that the company extended more credit to its customers than in the previous year.
- Notes Receivable: A significant entry in 2023, notes receivable stood at $43,261, suggesting an increase in longer-term receivables.
- Inventory in Hand: Inventory levels remained constant at $58,900 for both years, indicating no change in inventory management or sales volume that would impact inventory values.
- The total current assets significantly increased to $106,854 in 2023 from $59,751 in 2022, driven primarily by the introduction of accounts and notes receivable.

Liabilities and Stockholders' Equity

Current Liabilities:

- Accounts Payable: Accounts payable emerged at $2,800 in 2023, where there were none reported in 2022.
- Line of Credit: The line of credit saw a notable increase from $187,141 in 2022 to $242,941 in 2023. This rise reflects additional borrowing, to fund operating expenses or capital investments.
- Total current liabilities expanded significantly to $245,741 in 2023 from $187,141 in 2022, mainly due to the increase in the line of credit.

Long-term Liabilities:

- There were no long-term liabilities reported in either year, indicating the company's reliance on short-term borrowing to finance its operations.

Stockholders' Equity:

- Opening Capital: The opening capital was recorded at $(127,390) in 2023, a decrease from $62,940 in 2022. This shift represents the net effect of the prior year's loss and capital movements.
- Capital Introduction/(Distribution): 2023 saw a capital introduction of $79,359, contrasting sharply with the capital distribution of $(88,109) in 2022. This indicates additional equity infused into the business in 2023.
- Profit/(Loss) During The Year: The loss for the year was $(90,856) in 2023, improving slightly from a loss of $(102,221) in 2022.

- Consequently, total members' capital further decreased to $(138,887) in 2023 from $(127,390) in 2022, reflecting the ongoing financial challenges and the impact of operational losses.

Financial Strategy and Forward-Looking Statements

- The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering, and existing credit facilities. While Murcada Health may seek additional funding through public or private equity offerings or debt financings, there is no assurance that such funding will be attainable on acceptable terms, if at all.
- New business developments or unforeseen events may necessitate the raising of additional funds. The company does not provide any assurances regarding the prospects of new business opportunities or developments. Any significant new developments would require additional financing.
- Although there is an expectation of revenue growth in the coming years, it should be noted that historical results and cash flows do not necessarily predict future outcomes.
- Murcada Health is seeking a minimum of $50,040 in this offering, which is expected to improve the company's liquidity and balance sheet position. The receipt of these funds, along with the company's available cash and proceeds from the offering, is anticipated to be sufficient to finance operations over the next 12 months, ensuring the company's viability without necessarily relying on additional funds.

The financial position of Murcada Health, LLC in 2023 shows a company managing to slightly improve its liquidity while facing significant cash flow challenges and increasing debt levels. The company's proactive financial strategies and planned capital raising activities aim to stabilize and expand operations amidst ongoing operational losses and a challenging financial landscape.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security?
    No

    (ii) involving the making of any false filing with the Commission?
    No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security?
    No

    (ii) involving the making of any false filing with the Commission?
    No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> (i) at the time of the filing of this offering statement bars the person from:
>> (A) association with an entity regulated by such commission, authority, agency or officer?
>> No
>>
>> (B) engaging in the business of securities, insurance or banking?
>> No
>>
>> (C) engaging in savings association or credit union activities?
>> No
>
> (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
> No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
> No
>
> (ii) places limitations on the activities, functions or operations of such person?
> No
>
> (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
> No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
> No

(ii) Section 5 of the Securities Act?
No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://eff-bomb.com/

The issuer must continue to comply with the ongoing reporting requirements until:
a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Kevin R. Murphy

_____

[Signature Code: -icA4eDejwDoi7SNnwOWUmI1Xo8z7Le27lB4TVPeMjE_i2tAzhptE8LUhSGOjQCtrE9AscXrFMLHqpkJ3odnbS2h0dYq9dXZCn6bxM-dBNtHN9BnMR_G8Q]

Kevin Murphy

Founder & CEO

Murcada Health, LLC

Date: 9 Jul 2024

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN



Executive Summary

Company Overview
Murcada Health, LLC, operating under the brand name EFFBOMB, introduces an innovative approach to daily nutritional intake through a unique product that caters to the ubiquitous coffee drinking habit. By integrating essential vitamins and minerals into an effervescent tablet that dissolves in coffee, EFFBOMB is positioned to transform the morning routines of millions into an opportunity for health enhancement. This product not only simplifies the consumption of supplements but also ensures that users start their day with a nutritional boost, seamlessly integrating into their existing lifestyle.



Mission Statement
"Empowering individuals to achieve daily nutritional excellence with simplicity and enjoyment, transforming routine into ritual."

Objectives
The primary goals for Murcada Health are to secure a robust retail presence both online and in physical stores, significantly increase brand visibility, capture and sustain a sizeable market share within the supplement industry, and establish EFFBOMB as the go-to nutritional choice for coffee lovers.

Company Description

Legal Business Name and Trading Name
Murcada Health, LLC operates commercially as EFFBOMB, reflecting its dynamic approach to health supplements.

Founder's Background
Kevin Murphy, the entrepreneur behind Murcada Health, brings a wealth of experience from a career spanning global manufacturing, sales, and strategic business development. His entrepreneurial ventures have included establishing key international relationships, particularly in

Asia, which have been instrumental in navigating the complex manufacturing landscape necessary for producing EFFBOMB. His deep understanding of cross-cultural business dynamics and a passion for health innovation drive the company's vision.

Product Description

EFFBOMB is designed as an all-natural, low-calorie solution that dissolves quickly in coffee, providing a tasty and beneficial alternative to conventional supplement intake methods. By eliminating the need for swallowing pills or preparing separate drinks, EFFBOMB offers a straightforward, delightful way to consume a daily multivitamin.



EFFBOMB
THE ORIGINAL
MULTI-VITAMIN
for coffee
MOCHA FLAVOR

EFFBOMB
Fortify Your Coffee
Drop
Dissolve
Drink
VANILLA
MOCHA

What's in every tube.
Dissolvable tablets, not pills.
100% all natural ingredients.
Consistent dose, with our without food.
Easy to digest nutrients.
EFFBOMB
- THE ORIGINAL -
MULTI-VITAMIN
for coffee
VANILLA
FLAVOR

Market Niche

Focusing on the intersection of coffee consumption and nutritional supplementation, EFFBOMB is uniquely positioned to appeal to a broad demographic of health-conscious consumers who are also coffee enthusiasts. This product is tailored for those seeking practical, innovative health solutions that fit easily into daily routines without requiring additional effort.

Market Analysis

Industry Overview

The dietary supplement industry is characterized by robust growth, driven by an increasing awareness of health and wellness, especially in the context of modern, fast-paced lifestyles. The global push towards preventive healthcare and personalized nutrition has opened new avenues for innovation in supplement delivery methods, such as EFFBOMB.

Target Market

EFFBOMB targets a diverse group of consumers, primarily aged between 25 and 50, who lead active, busy lives but are committed to maintaining their health. This includes professionals who rely on coffee to kickstart their day, health enthusiasts who are always on the lookout for the latest in nutritional advancements, and generally anyone integrating wellness into their daily regimen.

Competitive Analysis

The market analysis reveals a clear opportunity for a product like EFFBOMB. While there are other health supplements for coffee lovers, few offer the convenience and enjoyment of an effervescent tablet. Our SWOT analysis indicates that while there are strengths and opportunities in our innovative approach and market positioning, we must also be wary of potential threats from

established supplement brands and new entrants. Strategic marketing and continuous product development are critical in maintaining a competitive edge.

Marketing Strategy

Product Positioning
EFFBOMB will be positioned as a revolutionary, must-have addition to the coffee-drinking experience, emphasizing its ease of use, health benefits, and great taste. The messaging will focus on how EFFBOMB transforms a daily habit into a healthful ritual.



Promotional Strategies
Our marketing strategy encompasses a multi-channel approach, combining digital marketing (SEO, pay-per-click advertising, social media campaigns, and influencer partnerships) with traditional advertising methods (print, radio, and event sponsorships). The goal is to build a strong brand presence that resonates with our target demographic, highlighting the unique benefits of EFFBOMB.

Pricing Strategy
Pricing will be competitive yet reflect the premium nature of the product. We will explore tiered pricing structures, discounts for subscriptions, and promotional offers to attract and retain customers.

Sales Channels
Our sales strategy includes a strong e-commerce platform, partnerships with national and local coffee chains, health food stores, and gymnasiums, as well as exploring opportunities in new retail formats. Direct sales through our website will also be emphasized to capitalize on the higher margins and direct customer relationships.



Operational Plan

Production Plan

Our production strategy involves partnering with reputable, GMP-certified manufacturers in Asia to ensure high-quality production of EFFBOMB tablets. These partnerships have been established by leveraging Kevin Murphy's extensive network and experience in international trade. Quality control processes will be stringent, ensuring that each batch of EFFBOMB meets our high standards.

Facilities

Corporate operations are based in a modern office facility that supports our administrative functions, customer service, and marketing teams. A nearby warehouse handles logistics, inventory management, and order fulfillment, with scalability in mind to accommodate growth.

Technology

Advanced ERP and CRM systems are implemented to streamline operations, enhance customer interaction, manage inventory effectively, and provide detailed sales analytics that supports strategic decision-making.

Organizational Structure

Management Team

The team is composed of seasoned professionals with expertise in supplement formulation, marketing, digital technology, and logistics. This diverse skill set ensures comprehensive management coverage from product development through to customer delivery.

Staffing Needs

Immediate staffing needs include expanding our sales force to increase market penetration and enhancing our customer support team to maintain high service levels. Long-term, we plan to invest in research and development to innovate additional health products.

Financial Plan

Funding Requirements

The company seeks to raise $50,040 through Regulation Crowdfunding to ramp up production capabilities, expand marketing efforts, and fund initial inventory. This investment will support a planned rapid scale-up in operations and market penetration.

Financial Projections

Projections over the next five years show robust revenue growth with the potential to reach break-even within the first two years. Detailed financial models have been prepared, showing revenue growth, cost management, and profitability forecasts based on conservative, realistic, and optimistic scenarios.

Use of Funds
Detailed allocation of funds includes a significant portion towards production scale-up and marketing campaigns, with the remainder allocated to operational enhancements and reserve funds for unforeseen expenses.

Equity Crowdfunding Strategy

Campaign Strategy
A detailed campaign plan outlines the steps to launch and promote the crowdfunding initiative, including pre-launch activities, active campaigning, and post-campaign follow-up. Strategies include leveraging social media platforms, engaging with influential bloggers and vloggers in the health and wellness sectors, and conducting webinars and live Q&A sessions to engage potential investors.

Investor Relations
We commit to transparency and regular communication with our investors through monthly newsletters, detailed quarterly reports, and annual meetings. Investor feedback will be actively sought to improve our offerings and business practices.

Appendix B - RISK FACTORS

Risks Related to Business

Market and Demand Risks

■ **Market Acceptance and Product Adoption:**
There is significant uncertainty whether EFFBOMB will be accepted by consumers. The product's success depends heavily on consumer preferences, which can be unpredictable and subject to changes in trends.

■ **Economic Conditions:**
The general economic environment could impact consumer spending on discretionary items, including supplements like EFFBOMB. Economic downturns, inflation, or increased unemployment could reduce demand.

■ **Competitive Landscape:**
The dietary supplement market is intensely competitive. Larger companies with more financial resources and established market presence could introduce similar products, potentially undercutting EFFBOMB on pricing or through more extensive marketing campaigns.

Operational Risks

■ **Supply Chain Disruptions:**
Dependence on international suppliers for raw materials and manufacturing exposes the company to risks of supply chain disruptions due to factors like political instability, trade disputes, shipping delays, or natural disasters.

■ **Quality Control and Product Safety:**
Maintaining high-quality standards is critical. Any failure in quality control could lead to product recalls or health scares, damaging the brand's reputation and consumer trust.

■ **Dependency on Key Personnel:**
The success of Murcada Health heavily relies on the continued service of its founder and key management personnel. The loss of key team members could impact operational continuity and strategic direction.

Financial Risks

■ **Limited Operating History:**
Murcada Health has a limited operating history with EFFBOMB, which makes it difficult to evaluate its future prospects and financial performance accurately.

■ **Cash Flow and Additional Funding:**

There is no guarantee that the initial funding raised will be sufficient. The company may require additional funding, which might not be available on favorable terms and could be dilutive to existing shareholders.

■ **Price Volatility of Raw Materials:**

Fluctuations in the prices of raw materials required to produce EFFBOMB can affect profit margins. Sharp increases in costs without corresponding price adjustments to the product could negatively impact financial results.

Regulatory and Legal Risks

■ **Regulatory Compliance:**

- The dietary supplement industry is regulated by various government agencies, including the FDA. Changes in regulations or failures to comply with existing rules could lead to fines, penalties, or forced cessation of product sales.

■ **Intellectual Property Risks:**

- Protecting intellectual property rights is crucial. There is a risk of infringement claims by competitors, or alternatively, EFFBOMB may inadvertently infringe on the intellectual property rights of others.

■ **Litigation Risks:**

- The company may become involved in legal disputes related to consumer safety, advertising, labor laws, or other business practices. Litigation is costly and could consume significant managerial and financial resources.

Marketing and Branding Risks

■ **Brand Reputation:**

- Negative publicity, whether justified or not, could harm Murcada Health's brand and product sales. Managing public perception and maintaining a positive brand image are critical.

■ **Marketing and Consumer Engagement:**

- Ineffective marketing strategies or campaigns that fail to engage consumers could limit market penetration and growth prospects.

■ **Changes in Consumer Health Trends:**

- The health and wellness industry is subject to rapidly changing trends and scientific research that could alter public perceptions about the efficacy or safety of certain supplements, including EFFBOMB. Certainly! Here's a detailed breakdown of risks specifically related to the Regulation Crowdfunding (RegCF) offering of Murcada Health, LLC, doing business as EFFBOMB. These risks focus on the nature of the investment and the specific mechanics of the crowdfunding process.

Risks Related to the RegCF Offering

Investment Risks

■ Liquidity Risk:
Shares purchased in a RegCF offering are typically subject to a one-year holding period before they can be resold, and even then, there is no guarantee of a secondary market. This lack of liquidity means that investors may not be able to sell their shares quickly or at a desired price.

■ No Guarantee of Return on Investment:
Investing in a startup like Murcada Health involves significant risks, including the complete loss of investment. There are no guarantees of profitability or dividends, making this a potentially high-risk investment.

■ Dilution Risk:
Future fundraising needed to support the company's growth may involve issuing additional shares, which would dilute the ownership percentage of existing shareholders, including RegCF investors.

■ Minority Ownership:
RegCF investors generally hold a minority stake and thus have limited ability to influence management decisions, corporate policy, or any other strategic direction of the company.

Offering-Specific Risks

■ Valuation and Capitalization:
The price of shares in the RegCF offering may not accurately reflect the current value of the company. Overvaluation could lead to losses for investors if the company needs to raise more money at a lower valuation in the future.

■ Changes in the Offering Plan:
Murcada Health reserves the right to make changes to the offering terms or even cancel the offering before it closes, under certain conditions. Any change could affect the investment decision or the terms on which the investment is made.

Regulatory and Compliance Risks

■ Regulatory Actions and Changes:
The crowdfunding market and its regulations are still relatively new and subject to change. New regulations or changes in existing laws could impact the terms of the offering or the operations of platforms hosting the crowdfunding.

■ Compliance Failures:

Failure to comply with ongoing regulatory requirements can lead to penalties, fines, or prohibitive legal costs, which could negatively impact Murcada Health's financial condition.

Market and Economic Risks

Economic Downturns:

Market conditions heavily influence crowdfunding success. An economic downturn at the time of the offering or during the investment period can affect the company's ability to achieve business goals, thus impacting the investment's potential return.

Campaign-Related Risks

Failure to Reach Funding Target:

If the crowdfunding campaign does not reach its funding target, the company may receive no funds from the campaign, or it might receive less than needed, which could affect its ability to execute the planned business strategy.

Miscommunication or Misunderstanding of Offer Terms:

Potential miscommunications or misunderstandings regarding the terms and conditions of the crowdfunding offer could lead to investor dissatisfaction or disputes, which might involve legal costs or damage the company's reputation.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT
of
MURCADA HEALTH, LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Murcada Health, LLC, a company organized and existing under the laws of the State of Minnesota ("EFF Bomb" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, EFF Bomb has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe shares of non-voting series of common stock of EFF Bomb (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

    1.1 Issue of Shares. Subject to the terms and conditions hereof, EFF Bomb hereby issues to the Subscriber, and the Subscriber hereby subscribes from EFF Bomb **[Shares Subscripted] Shares**, at a Per Share Price equal to **$145.00** (the "Share Price").

    1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to EFF Bomb as follows:

        (i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

    1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

    1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc., dba "Mr. Crowd" (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will be entitled to charge the Subscriber 2% or minimum of $7 of the Subscription Price.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge EFF Bomb 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of EFF Bomb and such decision is based upon a review of the Form C which has been filed by EFF Bomb with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from EFF Bomb in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about EFF Bomb;

c. the Subscriber acknowledges and accepts the fact that the owners of the Shares are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of EFF Bomb or the composition of its board of directors. The owners of the Shares are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in EFF Bomb;

d. EFF Bomb is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless EFF Bomb from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless EFF Bomb and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to EFF Bomb in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to EFF Bomb in connection therewith;

f. the Subscriber acknowledges that EFF Bomb has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and EFF Bomb shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and EFF Bomb is not in any way responsible) for compliance with:

> (i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

> (ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with EFF Bomb (which representations, warranties and covenants shall survive the Closing) that:

> a. the Subscriber has received and carefully read this Agreement;

> b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

> c. the Subscriber is aware that an investment in EFF Bomb is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on EFF Bomb is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and EFF Bomb and depends on the advice of its legal and financial advisors and agrees that EFF Bomb will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and EFF Bomb; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by EFF Bomb. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by EFF Bomb and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes EFF Bomb to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 31 Dec 2024, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Minnesota, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that EFF Bomb shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or

securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Murcada Health, LLC

_____
Name: Murcada Health, LLC
Title: Founder & CEO
Murcada Health, LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT